Exhibit 99.1

NR 14-10

GOLD RESERVE INC. UPDATES SHAREHOLDERS ON ICSID AWARD

SPOKANE, WASHINGTON, November 6, 2014

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) reports a number of developments since the issuance of the final Award on September 22, 2014 in the arbitration before the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Republic of Venezuela relating to the Brisas Project.

After the issuance of the Award, Gold Reserve sent a demand letter to Venezuela.  Shortly thereafter, representatives from Venezuela and the Company met to discuss the satisfaction of the Award.  No agreement was reached at that point in time.

Activities in France

In late October, Venezuela filed a petition before the French Court of Appeal declaring its intent to have the Award set aside or annulled.  As the ICSID arbitration was conducted under the arbitration rules of ICSID’s Additional Facility and was sited in France, the courts in France and not ICSID have jurisdiction to rule on such a petition. A petition to have an award set aside is only available in very limited circumstances, intended primarily for cases in which the petitioner claims the arbitral tribunal exceeded its powers or denied the parties due process in the arbitration.  This procedure does not permit a review on the merits of the Award.  To date, Venezuela has not set out its grounds to seek annulment.

At this point in time, Venezuela’s petition appears to be purely dilatory and the Company is confident that it is without merit and will be rejected accordingly. The timing of the proceedings will be determined by the French Court of Appeal. Since Venezuela has only filed a notice to set aside the Award at this time the Company does not have any further information regarding their intentions.  The existence of the petition does not affect the finality of the Award nor its enforceability.

Accordingly, Gold Reserve has pursued its strategy to collect on its Award and has filed a petition before the French Court of Appeal to obtain an order of exequatur for the recognition and enforcement of the Award.  A hearing is scheduled to take place on November 27, 2014.

The Company may seek recognition and enforcement of the Award in other jurisdictions as well.

Activities at ICSID

As is permitted by Article 56 of the arbitration rules of ICSID’s Additional Facility, both parties have filed requests for the arbitral tribunal to correct what each party has identified as “clerical, arithmetical or similar errors” in the Award.  Article 56 of ICSID Additional Facility arbitration rules does not permit reconsideration by the tribunal of any aspect of its award and does not permit correction to an error of judgment.  Rather, it permits the tribunal to correct inadvertent arithmetic or typographical errors.  While the Company has identified what it considers to be an inadvertent arithmetic error that warrants an increase in the Award, Venezuela has identified what it contends are significant inadvertent arithmetic errors that it argues supports a reduction of the Award. The arbitral tribunal will consider the parties’ requests and advise whether it concludes that any correction is warranted. The tribunal has requested the parties to simultaneously submit a reply to the other party’s request for corrections of the Award by November 13, 2014.

The Company remains firmly committed to the enforcement and collection of the Award including accrued interest in full and will vigorously pursue all available remedies accordingly.  The Award accrues interest at the rate of Libor plus 2% per annum during the pendency of the proceedings described above.

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Award related to the expropriation of the Company’s Brisas Project by the Venezuela government.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements

Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”